Exhibit 2



                QUARTERLY FINANCIAL INFORMATION

                SADIA S.A.

                PERIODS ENDED JUNE 30, 2002 AND 2001
                WITH SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

                                   SADIA S.A.

                         QUARTERLY FINANCIAL INFORMATION
                                   (UNAUDITED)
                      Periods ended June 30, 2002 and 2001




                                    CONTENTS



Special Review Report of Independent Auditors................................1

Reviewed Quarterly Financial Information

Balance Sheets...............................................................2
Statements of Income.........................................................4
Notes to Quarterly Financial Information.....................................5

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS ON QUARTERLY FINANCIAL INFORMATION PREPARED IN BRAZILIAN CURRENCY IN ACCORDANCE WITH THE ACCOUNTING PRACTICES ORIGINATING IN BRAZIL'S CORPORATION LAW AND SPECIFIC NORMS ISSUED BY IBRACON, CFC AND CVM
--------------------------------------------------------------------------------


                  SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders
Sadia S.A.


We have performed a special review of the quarterly financial information - ITR of Sadia S.A. and Sadia S.A. and subsidiaries for the quarter ended June 30, 2002, including the balance sheets and statements of income of Sadia S.A. and Sadia S.A. and subsidiaries, prepared in conformity with Brazil's Corporation Law.

Our review was performed in accordance with specific norms established by the Brazilian Institute of Independent Auditors - IBRACON, together with the Federal Accounting Council and mainly comprised: (a) inquiries of and interviews with the professionals responsible for the accounting, financial and operating areas of the Company, about the main criteria adopted to prepare the quarterly financial information; and (b) reviews of the information and subsequent events which have or could come to have significant effects on the financial position and operations of the Company.

As mentioned in Note 12, Sadia S.A. as successor of Frigobras Companhia Brasileira de Frigorificos (a company merged on December 29, 1997) obtained a favorable outcome on the lawsuit claiming refund of the tax benefit referring to IPI credit premium on exports for the period December 1981 to April 1985. This case, whose merit has already been judged, is in the execution phase for determining the corresponding amounts, as such, we were unable to determine the amount of tax credit to be recognized.

Based on our special review, except for the possible adjustments resulting from the matter in the above paragraph, we are not aware of any significant adjustment to be made in the quarterly financial information referred to above for it to be in line with the accounting practices originating in Brazil's Corporation Law, applied consistently with the specific norms issued by the Brazilian Securities Commission - CVM for the preparation of quarterly financial information - ITR.


                            Concordia, July 30, 2002

                                  ERNST & YOUNG
                          Auditores Independentes S.C.
                            CRC 2SP015199/O-6 "S" SC
                              Sergio Ricardo Romani
                                     Partner

A FREE TRANSLATION FROM PORTUGUESE INTO ENGLISH OF QUARTERLY FINANCIAL INFORMATION PREPARED IN BRAZILIAN CURRENCY IN ACCORDANCE WITH THE ACCOUNTING PRACTICES ORIGINATING IN BRAZIL'S CORPORATION LAW AND SPECIFIC NORMS ISSUED BY IBRACON, CFC AND CVM
--------------------------------------------------------------------------------


                                   SADIA S.A.


                                 BALANCE SHEETS
                           June 30 and March 31, 2002
                             (In thousands of reais)
                                   (Unaudited)

                                                              COMPANY                               CONSOLIDATED
                                                     JUNE 30              MARCH 31            JUNE 30            MARCH 31
ASSETS
CURRENT ASSETS:
     Cash                                             70,266                36,720             78,721             43,019
     Financial investments                           321,039               177,064            418,166            297,069
     Trade accounts receivable - domestic market     163,535               167,134            155,427            164,630
     Trade accounts receivable - foreign market      366,649               263,457            255,494            185,182
     Allowance for doubtful accounts                (17,522)              (16,782)           (22,695)           (22,565)
     Recoverable taxes                                71,906                34,409            108,285             67,783
     Inventories                                     573,562               532,273            741,773            674,927
     Other receivables                                42,759                45,149             65,268             67,752
     Assets available for sale                        10,746                11,707             34,013             35,799
     Prepaid expenses                                  2,972                 4,249              4,213              5,552
     Deferred tax credits                             20,055                20,055             20,099             26,262
Total current assets                               1,625,967             1,275,435          1,858,764          1,545,410

NONCURRENT ASSETS:
     Marketable securities                            56,220                45,725            748,987            612,896
     Compulsory loans - Eletrobras                       485                   485                485                485
     Deposits in court                                64,959                55,993             65,888             56,835
     Pension plan                                     51,084                51,084             51,084             51,084
     Recoverable taxes                                63,235                24,829             66,077             27,766
     Deferred tax credits                             68,642                58,487             74,478             63,762
     Other receivables                                12,557                13,927             12,954             17,122
                                                     317,182               250,530          1,019,953            829,950

PERMANENT ASSETS:
     Investments                                     620,885               687,858             11,865             11,487
     Property, plant and equipment                   577,555               571,000            877,698            872,227
     Deferred charges                                119,211               126,757            122,444            130,187
                                                   1,317,651             1,385,615          1,012,007          1,013,901


TOTAL ASSETS                                       3,260,800             2,911,580          3,890,724          3,389,261


                                       2


                                                              COMPANY                               CONSOLIDATED
                                                     JUNE 30              MARCH 31            JUNE 30            MARCH 31
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Loans and financing                            611,275                345,091          1,148,479           845,924
     Trade accounts payable                         251,156                312,831            234,355           194,763
     Advances from customers                         13,109                 14,913                456             1,215
     Salaries and social charges payable             10,338                  9,251             12,310            11,047
     Taxes payable                                   18,396                 17,625             22,334            22,049
     Dividends                                          255                    255                255               255
     Accrual for vacations                           41,957                 32,258             49,946            38,937
     Other payables                                  85,295                 65,489            100,295            72,967
Total current liabilities                         1,031,781                797,713          1,568,430         1,187,157

NONCURRENT ASSETS:
     Due to affiliated companies                      7,636                  7,093                  -                 -
     Loans and financing                            929,781                865,157          1,008,698           941,231
     Taxes payable                                   38,610                 38,610             39,501            39,427
     Provision for contingencies                    52,0474                  3,626             70,490            60,563
     Provision for loss on investments                   32                      -                  -                 -
     Deferred taxes                                   6,697                  6,431              8,292             6,431
     Other payables                                   3,416                  3,415              4,107             4,416
                                                  1,038,219                964,332          1,131,088         1,052,068

MINORITY INTEREST IN SUBSIDIARIES                         -                      -                406               501

SHAREHOLDERS' EQUITY:
     Capital                                        700,000                700,000            700,000           700,000
     Income reserves                                308,954                308,954            308,954           308,954
     Treasury shares                                  (198)                  (198)              (198)             (198)
     Retained earnings                              182,044                140,779            182,044           140,779
                                                  1,190,800              1,149,535          1,190,800         1,149,535

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        3,260,800              2,911,580          3,890,724         3,389,261

See accompanying notes.


                                   SADIA S.A.

                              STATEMENTS OF INCOME
                      Periods ended June 30, 2002 and 2001
                             (In thousands of reais)
                                    UNAUDITED

                                                                                              COMPANY
                                                                      THREE MONTHS ENDED                      SIX MONTHS ENDED
                                                               6/30/2002           6/30/2001          6/30/2002        6/30/2001

Gross operating revenue:
     Domestic market                                             585,071             509,824          1,152,740        1,005,892
     Foreign market                                              388,509             350,481            725,766          594,617
                                                                 973,580             860,305          1,878,506        1,600,509
Sales deductions:                                               (84,015)            (20,335)         (I 68,722)        (100,705)
Net operating revenue                                            889,565             839,970          1,709,784        1,499,804

Cost of goods sold                                             (666,513)           (516,322)        (1,326,630)        (992,960)
Gross profit                                                     223,052             323,648            383,154          506,844

Selling expenses                                               (160,607)           (130,795)          (310,604)        (249,180)
Management compensation                                          (2,207)             (2,073)            (4,295)          (4,070)
General and administrative expenses                             (10,737)             (9,170)           (20,306)         (17,420)
Other operating income (expense)                                (10,271)               (154)           (17,270)               39
Financial expense, net                                          (68,237)            (72,154)           (90,948)        (150,772)
Equity pickup                                                     62,543              31,793            108,925           54,749
Operating income (loss)                                           33,536             141,095             48,656          140,190

Nonoperating income (expense)                                        157               (911)               (42)              357

Income (loss) before income and social contribution taxes         33,693             140,184             48,614          140,547

Current income and social contribution taxes                           -                (19)                  -             (19)
Deferred income and social contribution taxes                     10,136            (31,245)             23,151         (22,745)
Participation                                                    (2,563)             (5,240)            (2,563)          (5,240)

Income before minority interest                                   41,266             103,680             69,202          112,543
Minority interest in subsidiaries                                      -                   -                  -                -
Net income                                                        41,266             103,680             69,202          112,543



                                                                                            CONSOLIDATED
                                                                      THREE MONTHS ENDED                    SIX MONTHS ENDED
                                                              6/30/2002         6/30/2001             6/30/2002        6/30/2001

Gross operating revenue:
     Domestic market                                             626,635             585,159          1,234,922        1,150,799
     Foreign market                                              416,628             389,066            789,669          671,135
                                                               1,043,263             974,225          2,024,59!        1,821,934
Sales deductions:                                               (95,786)            (37,248)          (200,564)        (139,315)
Net operating revenue                                            947,477             936,977          1,824,027        1,682,619

Cost of goods sold                                             (646,924)           (559,016)        (1,279,785)      (1,085,055)
Gross profit                                                     300,553             377,961            544,242          597,564

Selling expenses                                               (194,050)           (162,999)          (368,901)        (308,879)
Management compensation                                          (2,207)             (2,073)            (4,295)          (4,070)
General and administrative expenses                             (11,108)            (10,374)           (21,350)         (20,266)
Other operating income (expense)                                (15,475)             (1,012)           (19,557)          (2,532)
Financial expense, net                                          (64,652)            (65,101)          (102,834)        (136,405)
Equity pickup                                                     30,195               5,105             46,009           12,077
Operating income (loss)                                           43,256             141,507             73,314          137,489

Nonoperating income (expense)                                      (620)                 723              1,301            4,464

Income (loss) before income and social contribution taxes         42,636             142,230             74,615          141,953

Current income and social contribution taxes                     (1,482)               (496)            (1,957)            (694)
Deferred income and social contribution taxes                      2,940            (32,926)              (660)         (23,682)
Participation                                                    (3,002)             (5,240)            (3,002)          (5,240)

Income before minority interest                                   41,092             103,568             68,996          112,337
Minority interest in subsidiaries                                    174                 112                206              206
Net income                                                        41,266             103,680             69,202          112,543

                                   SADIA S.A.

                    NOTES TO QUARTERLY FINANCIAL INFORMATION
                             (hi thousands of reais)
                                   (UNAUDITED)

1.          Operations

The Company's principal business purpose is the production and distribution of pouliry and pork products which are traded in Brazil and abroad. The Company's operations are organized in three major segments; namely: industrialized products, poultry (chickens and turkeys) and pork. The industrialized products segment has been the principal focal point of the Company's investments in the last years and comprises products such as refrigerated pizzas and pasta, frozen food, margarine, industrialized poultry and pork byproducts, breaded products, a diet line and products sold sliced and in portions.

With a view to increasing its market share in Brazil and abroad, the Company has been making new partnerships involving the participation in new companies, as well as commercial agreements in Brazil and abroad.

2.          Preparation and Presentation of the Quarterly Financial Information

The Quarterly Financial Information is the responsibility of the Company's management and was prepared in compliance with the provisions of Brazil's Corporation Law and the norms of the Brazilian Securities Commission -- CVM, which are in line with the practices adopted in preparing the annual financial statements.

3.          Summary of the Principal Accounting Practices

a)          Operating results

            Income and expenses are recognized on the accrual basis.

b)          Financial investments

            Financial investments in local currency comprise principally investment funds and National Treasury securities recorded at cost plus earnings to the balance sheet date, not exceeding market value. Financial investments in foreign currency refer basically to Brazil C Bearer Bonds, Brazil Global 09 and National Treasury Notes recorded at acquisition cost plus interest earned and the realization of the investment discount based on the time between acquisition and maturity. These notes are classified based on the respective expected redemption and comparison with market value is presented in Note 16b).

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)

3.          Summary of the Principal Accounting Practices (Continued)

c)          Allowance for doubtful accounts

            The allowance for doubtful accounts is calculated based on estimated losses in an amount considered sufficient to cover possible losses on receivables.

d)          Inventories

            Are stated at average acquisition or production cost, not exceeding replacement or realizable value.

e)          Investments

            Investments in subsidiaries are valued by the equity method in the Company's statements, based on their equities on the same date and applying the same accounting practices. The gains or losses due to changes in the participation percentages are presented in nonoperating results.

Quarterly information of foreign subsidiaries is translated to Brazilian reais, based on the following criteria:

            a) Balance sheet accounts at the exchange rate at the end of the period.

            b) Statement of income accounts at the exchange rate at the end of each month.

Other investments are stated at acquisition cost, inflation adjusted until December 31, 1995, reduced by an adjustment to cover losses considered permanent.

f)          Property, plant and equipment

            Are stated at acquisition or construction cost, less accumulated depreciation, inflation adjusted until December 31, 1995. Depreciation is computed by the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as shown in Note 8.

Interest incurred on construction projects financing, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)

3.          Summary of the Principal Accounting Practices (Continued)

g)          Deferred charges

            Represent preoperating costs incurred in the implantation of management software, plant expansion and modernization, amortizable over a 5-year period as of the start of production.

h)          Current and non- current liabilities

            Current and noncurrent liabilities are slated at known or estimated amounts increased by charges as well as monetary and exchange variation through to the date of the quarterly financial information.

i)          Income and social contribution taxes

            Are computed on a monthly basis at the tax rates in force.

            The reconciliation of income and social contribution taxes as well as the deferred income and social contribution taxes on loss canyforwards and timing differences are shown in Note 13.

j)          Consolidated financial statements

            The consolidated financial statements include the accounts of the Company and its direct and indirect subsidiaries, as shown in Note
            7. The consolidated financial statements consider the elimination of investments in proportion to the participation of the controlling companies in shareholders' equity of the subsidiaries and of intercompany account balances and operating results. Minority interest was excluded from shareholders' equity and net income and stated separately in the consolidated balance sheet and statement of income.

            The subsidiary Concordia S.A.-- Corretora de Valores Mobiliarios Cambio e Commodities has its assets and liabilities consolidated under the same nomenclature and its operating results of R$2,942 and R$2,385 at June 30, 2002 and 2001, respectively, consoldated in financial income.

k)          Private pension plan for employees

            In conformity with CVM Resolution No. 371, the Company, based on an actuarial study, recorded at December 31, 2001 future employees' benefits, as described in Note 19.



                                   SADIA S.A.

              NOTES TO QUARTERLY FINANCIAL INFORMATION (Continued)
                             (In thousands of reais)
                                   (UNAUDITED)

4.          FINANCIAL INVESTMENTS AND MARKETABLE SECURITIES

                                           Interest %                    COMPANY                              CONSOLIDATED
                                              (annual
                                             average)            JUN/02            MAR/02              JUN/02               MAR/02
SHORT-TERM
LOCAL CURRENCY
Investment funds                               18.16           278,673           115,601               302,036             143,715
Others                                                               3                 3                     3                   3
                                                               278,676           115,604               302,039             143,718
FOREIGN CURRENCY
Overnight                                       2.45                 -                 -                54,471              44,960
Others                                                          16,295                 -                16,295              12,077
                                                                16,295                 -                70,766              57,037
Short-term portion of long-term
investments                                                     26,068            61,460                45,361              96,314
TOTAL SHORT-TERM                                               321,039           177,064               418,166             297,069

LONG-TERM
FOREIGN CURRENCY
Brazil Global 09                               12.72                 -                 -               503,329             426,948
Brazil C Bearer Bonds                          12.64                 -                 -               186,488             155,449
National Treasury Notes                        10.36            79,537           104,548                79,537             104,548
Global Notes                                   10.00                 -                 -                12,906              10,807
                                                                79,537           104,548               782,260             697,752

LOCAL CURRENCY
National Treasury Securities                                     2,055             1,941                11,392              10,762
Others                                                             696               696                   696                 696
                                                                 2,751             2,637                12,088              11,458
TOTAL LONG-TERM                                                 82,288           107,185               794,348             709,210
Short-term portion of long-term
investments                                                   (26,068)          (61,460)              (45,361)            (96,314)
LONG-TERM PORTION                                               56,220            45,725               748,987             612,896


The short and long-term investments in foreign currency are linked to the exchange rate variation of the U.S. dollar.

The maturity schedule as of June 30, 2002 for long-term investments is as follows:

                                                Company           Consolidated
Maturity                                           Jun02               Jun/02
Short-term portion of long-term investments       26,068              45,361
2003                                              44,932              44,932
2004                                               8,538              21,338
2005                                                   -                   -
2006                                                   -                   -
2007                                                   -                   -
2008 onwards                                       2,750             682,717
                                                  82,288             734,348


                                   SADIA S.A.

              NOTES TO QUARTERLY FINANCIAL INFORMATION (Continued)
                             (In thousands of reais)
                                   (UNAUDITED)

5.          INVENTORIES
                                                    COMPANY                                         CONSOLIDATED
                                            JUN/02              MAR/02                      JUN/02                    MAR/02
Finished goods and products for resale     117,857             151,884                     138,467                  171,893
Livestock and poultry                      241,957             212,713                     320,878                  285,701
Raw materials                              126,124              72,152                     158,886                   89,960
Storeroom                                   23,390              23,901                      26,197                   26,419
Packaging materials                         24,222              25,493                      28,261                   29,723
Stock in transit                             8,847              14,877                      10,117                   16,905
Work in process                             29,375              30,772                      53,368                   52,664
Advances to suppliers                          948                 260                       1,633                    1,359
Imports in transit                             842                 221                       3,966                      303
                                           573,562             532,273                     741,773                  674,927

6.          RECOVERABLE TAXES
                                                    COMPANY                                         CONSOLIDATED
                                            JUN/02              MAR/02                      JUN/02                    MAR/02
IPI                                        114,186              36,089                     121,184                   43,538
ICMS                                        13,267              10,369                      42,674                   36,997
Income and social contribution taxes         5,628              10,682                       8,008                   12,788
Others                                       2,060               2,098                       2,496                    2,226
                                           135,141              59,238                     174,362                   95,549
SHORT-TERM PORTION                          71,906              34,409                     108,285                   67,783
LONG-TERM PORTION                           63,235              24,829                      66,077                   27,766

IPI

Corresponds to IPI tax credit on packaging and other materials and the special IPI tax credit for reimbursement of PIS/PASEP and COFINS taxes on exports.

At June 30, 2002, the Company recorded R$ 78,511, referring to favorable outcome on a tax suit claiming the benefit of IPI credit premium, under Decree Law No. 49 1/69, for the period 1981 to 1990, see Note 12.

ICMS

The balance to be compensated with taxes of the same nature generated by operations at various plants.

INCOME AND SOCIAL CONTRIBUTION TAXES

Represent income tax withholding on financial investments and income and social contribution tax prepayments via offsetting against federal taxes.

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)

7.          INVESTMENTS

            a)          Participations

                        Consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

            SADIA INTERNATIONAL LTD.                             100.00%
                        Sailia Uniguay S.A.                      l00.00%
                        Sadia Chile S.A.                          60.00%
                        Sadia Argentina S.A.                     100.00%
                        Sadia Italia S.R.L.                       99.99%
                        Churrascana Beijing Brazil                50.00%
                         Ltd.
                        Concordia Foods Ltd.                      50.00%
                        BRF International Ltd.                    50.00%
                        Sadia Europe Ltd.                        100.00%
            CONCORDIA S.A. C.V.M.C.C.                             99.90%
            GRANJA REZENDE S.A.                                  100.00%
                        Rezende Oleo Ltda.                        16.54%
                        Rezende Marketing e Comunicacoes Ltda.   100.00%
                        Concordia S.A. C.V.M.C.C.                  0.10%
            REZENDE OLEO LTDA.                                    83.46%
            SADIA G.M.B.H.                                       100.00%
                        Laxness F. C. P. A. S.A.                 100.00%
            BRF TRADING S.A.                                      50.00%
            EZFOOD SERVICOS S.A.                                  33.33%

            b)          Investment breakdown

                                                                                 NET
                                                               NET        INCOME FOR        EQUITY              INVESTMENTS AT
SUBSIDIARIES                                OWNERSHIP        EQUITY       THE PERIOD        PICKUP          JUN/02         MAR/02

Sadia Intemational Ltd.                        100.00%      154,161            9,386        38,911         154,161        126,597
Concordia S.A. Cor. val. Mob. Cam. Comm.        99.90%       34,416            1,917         2,055          34,382         33,396
Sadia G.M.B.H.                                 l00.00%       20,136           20,046        20,046          20,136              -
Granja Rezende S.A.                            l00.00%      409,294           48,882        48,882         409,294        524,108
Rezende Oleo Ltda.                              83.46%            -            (439)       (1,774)               -            753
BRF Trading S.A.                                50.00%           63             (37)          (18)              32             50



                                       11


EzFood Servicos S.A.                            33.33%        4,752          (1,254)         (418)           1,584          1,582
TOTAL IN SUBSIDIARIES                                                                      107,684         619,589        686,486
Other investments                                                                                -           1,296          1,372
TOTAL INVESTMENTS OF THE COMPANY                                                           107,684         620,885        687,858
Other investments of subsidiaries/affiliates                                                     -          10,568         10,114
Investments not consolidated                                                              (61,535)       (619,588)      (686,485)
TOTAL CONSOLIDATED INVESTMENTS                                                              46,149          11,865         11,487

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)

7.          INVESTMENTS (Continued)

            c)          Equity pickup

                        COMPANY: - investments, valued by the equity method, generated a net accumulated gain at June 30, 2002 of R$l07,684;(operating of R$108,925, gain on the translation of investments in foreign currency of R$29,526, loss on investments of R$1,381 and nonoperating of R$140).

                        CONSOLIDATED: - investments, valued by the equity method, generated net accumulated gain at June 30, 2002 of R$46,149; (operating of R$46,009, referring to gain on the translation of investments in foreign currency, recorded as operating result and nonoperating of R$140).

            d)          New investments

                        The Company has been making new investments with a view to increasing its market share in Brazil as well as exports, among which we highlight:

                        In April 2001, Sadia disclosed the constitution of a joint venture with Perdigao, called BRF Trading S.A. The company's main business purpose is the development of emergent markets, mainly in the Eastern Europe.

                        In May 2001, Sadia disclosed the constitution of another joint venture with Sun Valley Foods (subsidiary of Cargill), called Concordia Foods Ltd. The company's main business purpose is to expand its product distribution in the United Kingdom.

                        In May 2001, Sadia disclosed a joint venture with Accor Brasil S.A. and Almart Administracao e Participacoes S.A., called Ezfood Servicos S.A. All the three partners have the same ownership percentage. The company's main business purpose is trading in the wholesale market and the rendering of consulting, assistance, intermediation and integrated logistics services for the distribution of foods to the food service segment.

                        In May 2002, Sadia disclosed the constitution of Sadia GMBH, a company headquartered in Europe with the objective of increasing exports in the European market.


                                   SADIA S.A.

              NOTES TO QUARTERLY FINANCIAL INFORMATION (Continued)
                             (In thousands of reais)
                                   (UNAUDITED)

8.          PROPERTY, PLANT AND EQUIPMENT

                                                                         COMPANY
                                                                   JUN/02                     MAR/02
                                       AVERAGE                     DEPRE-       RESIDUAL     RESIDUAL
                                        RATE          COST         CIATON        VALUE         VALUE
Machinery and equipment                      15%       594,141     (325,999)       268,142      274,967
Properties                                    4%       359,306     (164,066)       195,240      195,120
Installations                                  -       153,422      (84,926)        68,496       68,268
Vehicles                                     10%        21,733      (16,091)         5,642        5,522
Forestation and reforestation                  -        12,178       (4,219)         7,959        7,989
Trademarks and patents                         -         1,708         (889)           819          855
Others                                         -             -             -             -            -
Construction in progress                       -        19,075             -        19,075       14,580
Advances to suppliers                          -        10,790             -        10,790        2,204
Rights of use                                  -         1,392             -         1,392        1,495
                                                     1,173,745     (596,190)       577,555      571,000





                                                            CONSOLIDATED
                                                    JUN/02                       MAR/02
                                                    DEPRE-        RESIDUAL      RESIDUAL
                                         COST       CIATON          VALUE        VALUE
Machinery and equipment                   742,008    (410,634)       331,374       340,748
Properties                                671,942    (261,166)       410,776       413,336
Installations                             162,413     (90,419)        71,994        71,984
Vehicles                                   23,019     (17,140)         5,879         5,778
Forestation and reforestation              13,557      (4,581)         8,976         9,231
Trademarks and patents                      1,947        (889)         1,058         1,085
Others                                        635        (514)           121           112
Construction in progress                   33,252            -        33,252        25,516
Advances to suppliers                      12,190            -        12,190         2,257
Rights of use                               2,078            -         2,078         2,180
                                        1,663,041    (785,343)       877,698       872,227


The portion of interest incurred in the financing of modernization projects and expansion of the industrial units was recorded in cost of the respective construction in progress in the amount of R$1,340 (R$1,634 at June 30, 2001).

The Company maintains certain assets for sale, mainly related to the discontinued operations of Lapa Alimentos and the Granja Rezende administrative center in addition to other assets considered inadequate for current operations, for their net realizable value.

At June 30, 2002, the consolidated book value of these assets (net of accumulated depreciation) was R$43,722 (R$45,509 at March 31, 2002), while the estimated realizable value, reduced by the costs to be incurred on the sale, was R$36,501 (R$38,288 at March 31, 2002).

The amount of R$34,013 (R$35,799 at March 31, 2002) is classified as assets for sale and the remaining assets, in the amount of R$2,488, are leased, remaining classified in property, plant and equipment. Company management has been developing initiatives for the sale of these assets in the short run.

The assets sold during the 1st half of 2002, for R$5,378 (R$55,907 at June 30, 2001), generated loss of R$222 (gain of R$9,705 at June 30, 2001), recorded in other nonoperating revenues and expenses in the consolidated statement of income.


                                   SADIA S.A.

              NOTES TO QUARTERLY FINANCIAL INFORMATION (Continued)
                             (In thousands of reais)
                                   (UNAUDITED)

9.          DEFERRED CHARGES

                                                        COMPANY                                         CONSOLIDATED
                       RATE                      JUN/02                    MAR/02                  JUN/02                  MAR/02
                                                             RESIDUAL     RESIDUAL                             RESIDUAL   RESIDUAL
                                  COST      AMORTIZATION     VALUE         VALUE      COST     AMORTIZATION     VALUE     VALUE
Preoperating expenses     20%    217,272        (100,947)    116,325      123,801    227,928       (108,412)   119,516    127,157
Products development      20%      8,524          (5,685)      2,839        2,906      8,524         (5,685)     2,839      2,906
Others                    20%         55              (8)         47           50        115            (26)        89        124
                                 225,851        (106,640)    119,211      126,757    236,567       (114,123)   122,444    130,187


10.         LOANS AND FINANCING -- SHORT-TERM

                                                                                               COMPANY            CONSOLIDATED
                                                                                      JUN/02      MAR/02     JUN/02          MAR/02
FOREIGN CURRENCY

Credit lines for the development of foreign trade, with interest rate from 2.00%
to 7.50 % p.a., guaranteed by promissory notes or sureties.                                -          -       495,682      471,706
Advance on Foreign Exchange Contract subject to Libor - 06 months (1.95% in June
2002) and interest of 3.l9% pa., guaranteed by promissory notes or sureties.          85,355        263        85,355          263
Others                                                                                     -     25,569             -       25,569
                                                                                      85,355     25,832       581,037      497,538

LOCAL CURRENCY

Rural lines of credit and loans for working capital with interest of 8.75% pa.       114,596     93,105       146,677      113,967
                                                                                     114,596     93,105       146,677      113,967
                                                                                     199,951    118,937       727,714      611,505
Short-term portion of the long-term debt                                             411,324    226,154       420,765      234,419

TOTAL SHORT-TERM                                                                     611,275    345,091     1,148,479      845,924

         At June 30, 2002 the average weighted interest rate for short-term loans was 4.23% p.a. (4.92% p.a. at March 31, 2002).



                                   SADIA S.A.

              NOTES TO QUARTERLY FINANCIAL INFORMATION (Continued)
                             (In thousands of reais)
                                   (UNAUDITED)


11.         LOANS AND FINANCING -- LONG-TERM
                                                                                               COMPANY            CONSOLIDATED
                                                                                      JUN/02      MAR/02     JUN/02          MAR/02

FOREIGN CURRENCY

IPC - (International Finance Corporation) f/coding in foreign currency for investments payable in installments up to 2008, of which R$ 309,466 is subject to interest at the rate of 8.52% pa.,

R$ 65,702 at 9.05% and R$ 12,308 subject to Libor variation for 6-month deposits
(1.95% in June 2002) plus annual interest of 2.5%, guaranteed by real estate
mortgages.                                                                           387,476     327,3083      87,476      327,308

Export financing composed by prepayment subject to Libor variation for 6-month deposits (1.95% in June 2002) plus annual interest of 5.81%, guaranteed by
promissory notes or sureties.                                                        387,677     213,3243      87,677      213,324

BNDES - (National Bank for Economic and Social Development) FINEM subject to weighted average exchange variation of currencies traded by BNDES -UMBNDES and fixed interest rate of 3.5%, guaranteed by a mortgage bond and real estate
mortgage.                                                                             76,476       63,969      76,476       63,969

Others                                                                                25,871       24,043      34,943       31,359

                                                                                     877,500     628,6448      86,572      635,960
LOCAL CURRENCY

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2002 to 2008, composed as follows: FINAME in the amount of R$ 12,371 subject to Long-Term Interest Rate -TJLP (10.0% p.a.
in June 2002) and interest of 3.04% p.a., FINAME-EXIM in the amount of

R$ 354,421 subject to TJLP (10.0% p.a. in June 2002) and interest of 1.29% pa.
and FINEM in the amount of R$ 86,396 subject to TJLP (I0.0% p.a. in June 2002)
and interest of 3.03% p.a., guaranteed by mortgage bond and real estate
mortgage.                                                                            443,926     444,2004      53,188      453,668

PESA - Special Aid for Agribusiness payable in installments from 2002 to 2020, subject to IGPM variation and annual interest of 9.89% p.a., guaranteed by
sureties.                                                                             15,615       14,833      85,639       82,388

Others                                                                                 4,064        3,634       4,064        3,634
                                                                                     463,605     462,6675      42,891      539,690
                                                                                   1,341,105    1,091,311   1,429,463    1,175,650
Short-term portion of long-term debt                                                (411,324)    (226,154)   (420,765)    (234,419)

Total long-term portion                                                              929,781      865,157   1,008,698      941,231

            Loans and financing in foreign currency are indexed to the U.S. dollar and the Monetary Unit of BNDES (UMBNDES).


            The payment schedule of noncurrent portions at June 30, 2002 is as follows:

                                                        COMPANY  CONSOLIDATED
            MATURITY                                    JUN/02      JUN/02

           Short-term portion of long-term debt         411,324      420,765
           2003                                         173,316      175,296
           2004                                         167,811      173,455
           2005                                         236,183      240,444
           2006                                         188,824      190,045
           2007                                          76,881       76,881
           2008 onwards                                  86,766      152,577
                                                      1,341,105    1,429,463

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


11.         LOANS AND FINANCING -- LONG-TERM (Continued)

            The IFC funding involves certain restrictive covenants for distribution of dividends additional to minimum compulsory dividends, and advanced maturity when obligations, such as certain consolidated financial ratios are not maintained. At June 30, 2002, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratio.

12.         CONTINGENCIES

            The Company and its subsidiaries have several processes of labor, civil and tax nature in progress, resulting from its normal business activities.

            The respective provisions for contingencies were constituted based on the evaluation of legal counsel for processes with probable loss possibility. When necessary, judicial deposits were made.

            Fiscal and corporate books of the Company are subject to the inspection of the tax authorities for variable prescriptive periods, according to applicable legislation.

            Company management believes that the provision for contingencies shown below is sufficient to cover any adventitious losses.

                                                         COMPANY                       CONSOLIDATED
                                                  JUN/02          MAR/02          JUN/02          MAR/02

           Tax litigation                         27,116          21,038          38,337          31,418
           Civil litigation                       11,752           9,409          18,859          15,851
           Labor claims                           13,179          13,179          13,294          13,294
                                                  52,047          43,626          70,490          60,563


            TAX LITIGATION

            In the federal sphere, the main disputes focus on contestations of the calculation basis of the social contribution tax related to monetary variations of obligations in foreign currency for the period July to November 1994.

            In the state sphere, the majority of disputes refer to the contestation of ICMS taxation.

            In May 2001, in the First Section Plenary Session the Superior Court of Justice -- STJ decided the Semiannual PIS tax question in favor of the taxpayers.

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


12.         CONTINGENCIES (Continued)

            TAX LITIGATION

            Company claims the amount of R$ 84,690 and, while awaiting the STJ decision, had adopted the procedure to pay monthly 10% of the PIS due and to constitute a contingency provision for the remainder, amounting to R$59,517, which was reversed in 2001.

            The remaining credit of R$4,184 as of June 30, 2002 (R$7,965 at March 31, 2002) will be compensated against other federal taxes payable.

            IPI CREDIT PREMIUM -- DECREE LAW NO. 491/69

            Sadia S.A., successor of the merged companies Sadia Concordia S.A. and Frigobras Compaithia Brasileira de Frigorificos S.A., has been daiming through judicial proceedings, the benefit of IPI credit premium on exports, under Decree Law No. 491/69, for the period 1981 to 1990.

            Sadia Concordia and Frigobras obtained favorable final rulings with no possibility of appeal of the Regional Federal Court of the 1st Region, based on the decision on unconstitutionality handed down by the Federal Supreme Court in May 2002. Based on these decisions and the opinion of legal advisors that there is no possibility of appeal on the part of the Federal Government, the Company recognized the tax credit referring to the case of Sadia Concordia. The amount calculated based on the indexes prescribed in legislation, totals R$ 51,032, net of lawyers' fees and before income and social contribution taxes, being recorded against cost of products sold.

            The judicial proceeding of the former Frigobras Companhia Brasileira de Frigorificos, for the period December 23, 1981 to April 30, 1985, is in the execution phase for determining the corresponding amounts. As such, we were unable to determine the amount of tax credit to be recognized.

            The Company is still awaiting judgment of the judicial proceeding of Frigobras for the period December 1988 to October 1990.

            CIVIL LITIGATION

            Represents principally rescissions of partnership contracts with certain integrated producers and suits for losses and damages, including moral, arising from work-related accidents and consumer relations. With respect to Granja Rezende, the civil suits are related to issues arising in the poultry genetics area.

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


12.         CONTINGENCIES (Continued)

            LABOR CLAIMS

            Labor claims are due principally to the corporate and structural reorganization process occurred over the last years, which resulted in personnel reduction and an increased turnover rate in the sector, mainly involving payment of overtime as well as health and risk exposure additional. Labor claims are not individually significant.

13.         INCOME AND SOCIAL CONTRIBUTION TAXES

            Income and social contribution taxes were calculated at applicable rates in tax legislation:

            a) Reconciliation of income and social contribution tax expenses

                                                                                  COMPANY                     CONSOLIDATED
                                                                            JUN/02          MAR/02        JUN/02          MAR/02

Income before income tax and employees profit participation                 48,614          14,921        74,616          31,979
Employees profit participation                                              (2,563)              -        (3,002)              -
Interest on shareholders' equity                                                 -               -             -               -
INCOME BEFORE INCOME (IRPJ) AND SOCIAL CONTRIBUTION TAXES (CSLL)            46,051          14,921        71,614          31,979
IRPJ AND CSLL AT NOMINAL RATES                                             (15,657)         (5,073)      (24,349)        (10,873)
ADJUSTMENT TO CALCULATE THE EFFECTIVE RATES
PERMANENT DIFFERENCES
Equity pickup                                                               36,613          15,337        21,963           5,377
Others                                                                       2,195           2,751          (232)          1,421
INCOME AND SOCIAL CONTRIBUTION TAXES AT EFFECTIVE RATES                     23,151          13,015        (2,618)         (4,075)


                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


13.         INCOME AND SOCIAL CONTRIBUTION TAXES (Continued)

            b) Composition of the balance of deferred income and social contribution taxes

                                                                    COMPANY                        CONSOLIDATED
                                                            JUN/02           MAR/02           JUN/02           MAR/02

ASSETS:
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES:
    Provision for contingencies                             17,966           15,104           23,417           19,925
    Provision for employees' profit sharing                      -            5,086                -            5,359
    Loss carryforwards                                      61,004           47,797           61,433           54,185
    Summer plan depreciation                                 6,327            6,504            6,327            6,504
    Others                                                   3,400            4,051            3,400            4,051
                                                            88,697           78,542           94,577           90,024
LIABILITIES:
DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES:
    Depreciation -rural activity                             7,131            7,112            8,726            7,112
    Accelerated depreciation                                    34               34               34               34
                                                             7,165            7,146            8,760            7,146

TOTAL DEFERRED TAX LIABILITIES                              81,532           71,396           85,817           82,878

SHORT-TERM PORTION, NET                                     19,587           19,340           19,631           25,547
LONG-TERM PORTION, NET                                      61,945           52,056           66,186           57,331



14.         SHAREHOLDERS' EQUITY

            a)          Statement of shareholders' equity

                                                              INCOME RESERVES
                                                               RESERVE      RESERVE FOR
                                                   LEGAL         FOR       RESEARCH AND    TREASURY
                                      CAPITAL     RESERVE     EXPANSION     DEVELOPMENT     SHARES

Balance at December 3l, 2001           700,000     21,116      241,396        46,442         (198)
Net income - 1st quarter 2002                -          -            -             -             -
Balance at March 31,2002               700,000     21,116      241,396        46,442         (198)
Net income - 2nd quarter 2002                -          -            -             -             -
Balance at June 30, 2002               700,000     21,116      241,396        46,442         (198)


TABLE (CONT'D)
                                                    NET INCOME          TOTAL
                                      RETAINED       FOR THE        SHAREHOLDERS'
                                      EARNINGS        PERIOD           EQUITY

Balance at December 3l, 2001          112,842               -          1,121,598
Net income - 1st quarter 2002               -          27,936             27,936
Balance at March 31,2002              112,842          27,936          1,149,534
Net income - 2nd quarter 2002               -          41,266             41,266
Balance at June 30, 2002              112,842          69,202          1,190,800



                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


14.    SHAREHOLDERS' EQUITY (Continued)

       b)         Capital

                  Subscribed and paid-in capital consisted of the following shares without par value:

                                                                                 06/30/2002                03/31/2002

                  Common shares                                                 257,000,000               257,000,000
                  Preferred shares                                              426,000,000               426,000,000
                  Total shares                                                  683,000,000               683,000,000
                  Preferred shares in treasury                                     (304,288)                 (304,288)
                  Outstanding shares                                            682,695,712               682,695,712

       c)         Treasury shares

                  The Company holds in treasury 304 lots of 1,000 preferred shares each with the objective of future sale and/or cancellation.

       d)         Market value

                  The market value as of June 30, 2002 is R$ 1,090.00 per 1,000-share lot (R$ 1,290.00 as of March 31, 2002) and the net equity on that same date is R$1,744.26 per 1,000-share lot (R$l,683.82 as of March 31, 2001).

15.    FINANCIAL INCOME

                                                                     COMPANY                         CONSOLIDATED
                                                             JUN/02           MAR/02           JUN/02           MAR/02
       FINANCIAL EXPENSES:
       Interest                                             (63,821)         (56,979)         (84,361)         (78,829)
       Monetary variation                                    (8,684)            (166)         (10,607)          (3,760)
       Exchange variation                                  (113,320)        (169,627)        (138,153)        (171,545)
       Others                                               (20,033)         (17,437)         (27,532)         (21,920)
                                                           (205,858)        (244,209)        (260,653)        (276,054)
       FINANCIAL INCOME:
       Interest                                               15,387           22,152           52,432           60,979
       Monetary variation                                     20,442            4,360           15,074            4,739
       Exchange variation                                     75,962           56,717           80,360           57,101
       Others                                                  3,119           10,208            9,953           16,830
                                                             114,910           93,437          157,819          139,649

                                                            (90,948)        (150,772)        (102,834)        (136,405)

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)

16.    FINANCIAL INSTRUMENTS

       a)     Risk management

              The Company has a financial committee which is responsible for defining strategies, determination of position limits and exposure to exchange variation resulting from international operations and borrowings in foreign currency. As such, the Company maintains financial investments denominate in U.S. dollars as hedge against the effects of exchange variation on borrowings also denominated in U.S. dollars.

              Further, to minimize the effects of exchange variation, the Company has derivative instruments and swap of rate transactions (U.S. dollar x CDI rate), in addition to accounts receivable in U.S. dollars in connection with exports, which also mitigate its exposure to exchange devaluation as a "natural hedge".

              EXCHANGE VARIATION EXPOSURE                                   CONSOLIDATED
                                                                      JUN/02            MAR/02
              Cash and short-term investments                        860,071           758,311
              Trade accounts receivable                              253,752           185,182
              Derivatives in U.S. dollars - rate swap                292,067           159,137
              Trade accounts payable                                 (39,552)          (31,628)
              Loans and financing                                 (1,467,609)       (1,133,498)
                                                                    (101,271)          (62,496)

       b)     Estimated market value

              Financial assets and liabilities are presented in the balance sheet at cost plus accrued income or charges and classified according to the corresponding expected realization.

              Consolidated nominal value of outstanding rate swap contracts as of June 30, 2002 is R$277,618 (R$147,l88 at March 31, 2002). The market value of derivative contracts as of June 30, 2002, estimated based on price quotations for similar contracts, approximate the corresponding book value.

              Differences in amounts receivable in connection with these contracts are included in the balance sheet in other receivables account, R$16,295 at June 30, 2002

              (R$12,077 at March 31, 2002), as well as in the statement of income in other financial income.

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


16.    FINANCIAL INSTRUMENTS (Continued)

       b)     Estimated market value (Continued)

              The comparison between estimated market value and book value of financial instruments is set out below:

                                                                                         CONSOLIDATED
                                                                        JUN/02                                 JUN/02
                                                               BOOK VALUE         MARKET VALUE        BOOK VALUE      MARKET VALUE
              Cash                                                  78,721              78,721            43,019            43,019
              Short-term investments - Local currency              314,127             314,127           155,176           155,176
              Short-term investments - Foreign currency            853,026             655,436           754,789           733,713
              Trade accounts receivable                            410,921             410,921           349,812           349,812
              Loans and financing                                2,157,177           2,157,177         1,787,155         1,787,155
              Trade accounts payable                               234,355             234,355           194,763           194,763

       c)     Credit risk

              The Company is exposed to credit risk in relation to its financial investments and derivative instruments. The Company limits the risk in connection with these financial instruments placing them with solid financial institutions. The Company does not require guarantee for these financial instruments.

              The concentration of credit risk in relation to accounts receivable is minimized due to the significant number of customers. As a rule, the Company does not require guarantee for accounts receivable. An allowance for doubtful accounts was set up based on losses on receivables expected by management.

              Expenses with doubtful credits total R$4,197 at June 30, 2002 (R$8,758 at June 30, 2001).

       d)     Financial indebtedness

              Financial indebtedness comprises financial assets (cash, banks and financial investments) and financial liabilities (loans), of which the composition as of June 30, 2002 is as follows:

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


16.    FINANCIAL INSTRUMENTS (Continued)

       d)     Financial indebtedness (Continued)

                                                                           CONSOLIDATED
                                                   JUN/02                                                MAR/02
                                                                      NET                                                   NET
                                 ASSETS         LIABILITIES           DEBT             ASSETS         LIABILITIES           DEBT
       SHORT-TERM
       Local currency            373,715           434,745          (61,030)           183,215           235,183          (51,968)
       Foreign currency          123,172           713,734         (590,562)           156,873           610,741         (453,868)
                                 496,887         1,148,479         (651,592)           340,088           845,924         (505,836)
       LONG-TERM
       Local currency             12,088           254,823         (242,735)            11,458           418,474         (407,016)
       Foreign currency          736,899           753,875          (16,976)           601,438           522,757           78,681
                                 748,987         1,008,698         (259,711)           612,896           941,231         (328,335)

                               1,245,874         2,157,177         (911,303)           952,984         1,787,155         (834,171)


            To reduce its exposure to exchange variation, the Company maintains rate swap, nationalizing part of its liabilities subject to exchange variation, as presented in item a) of this note.

17.    INSURANCE

       The Company and its subsidiaries have the policy of maintaining insurance coverage a adequate levels for the risks involved. Due to the characteristics of its installations located in multiple locations, management contracts insurance under the concept of maximum possible loss in one event, which covers fire, civil responsibility and miscellaneous risks (storm, lightning and flood). In addition, the Company has insurance for transportation of goods, personal injuries and vehicles.

18.    BALANCES OF TRANSACTIONS WITH RELATED PARTIES

       Transactions with related parties are made at normal market prices and conditions similar to those with unrelated parties. Intercompany balances presented in the balance sheet as of June 30, 2002 are set out below compared with the corresponding balances as of March 31, 2002, together with intercompany balances presented in the statement of income as of June 30, 2002 compared with the corresponding balances as of June 30, 2001:

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


18.         BALANCES OF TRANSACTIONS WITH RELATED PARTIES (Continued)

                                                              BALANCE SHEET ACCOUNTS

                                     CURRENT                  NONCURRENT                 CURRENT                NONCURRENT
         COMPANY                     ASSETS                    ASSETS                 LIABILITIES               LIABILITIES
                                JUN/02       MAR/02      JUN/02      MAR/02       JUN/02       MAR/02       JUN/02     MAR/02

Sadia Intemational Ltd.        230,343      197,866           -           -     (28,891)     (14,746)      (8,224)    (7,636)
Sadia Argentina S.A.               793        6,828           -           -        (210)        (231)           -          -
Sadia Uruguai S.A.                 559          276           -           -           -            -            -          -
Sadia Chile S.A.                   979          701           -           -           -          (14)           -          -
Laxness F.C.P.A. SA.            13,818            -           -           -           -            -            -          -
Concordia C.V.M.C.C.                 -        2,438           -           -           -            -            -          -
BRF Trading S.A.                     -            -         588         543           -            -            -          -
Granja Rezende S.A.             40,936       32,461           -           -     (65,486)    (164,844)           -          -
                               287,428      240,570         588         543     (94,587)    (179,835)      (8,224)    (7,636)

                                                              STATEMENT OF INCOME ACCOUNTS


         COMPANY                       PURCHASE                            SALE                    FINANCIAL
                                JUN/02        JUN/01            JUN/02           JUN/01       JUN/02        JUN/01
Sadia Intemational Ltd.              -          (150)          514,816          492,810        3,477       (20,382)
Sadia Argentina S.A.                 -             -             1,389           22,176            -              -
Sadia Uruguai S.A.                   -             -             1,569            1,748            -              -
Sadia Chile S.A.                     -             -             3,929            3,452            -              -
Laxness F.C.P.A. SA.                 -             -            14,895                -            -              -
Concordia C.V.M.C.C.                 -             -                 -                -            -              -
BRF Trading S.A.                     -             -                 -                -            -              -
Granja Rezende S.A.           (385,634)      (45,713)           30,101           10,809            -              -
                              (385,634)      (45,863)          566,699          530,995        3,477       (20,382)


19.    PRIVATE PENSION PLAN


       The Company and the subsidiary Concordia Corretora de Valores Mobiliarios are the sponsors of the supplementary pension plan for defined benefits offered to employees and managed by the Attilio Francisco Xavier Fontana Foundation.

       The pension supplementation benefit is defined as being the difference between (i) Benefit wage (updated average of the last 12 salaries, limited to 80% of the last salary) and (ii) the amount of pension paid by the National Institute of Social Security. Benefit updating is on the same base date and based on the indices applicable to the preponderant activity of the Company, discounting actual gains.

       Besides the pension plan the Company offers the following further benefits:

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


19.    PRIVATE PENSION PLAN (Continued)

       o    Payment of the penalty in connection with Government
            Severance Indemnity Fund for Employees on employee retirement;

       o    Payment of bonus for length of service;

       o    Payment of indemnification on dismissal; and

       o    Payment of indemnification on retirement.

       The actuarial system is that of capitalization for supplementary retirement and pension income and simple apportionment of other benefits.

       The sponsoring companies' contribution is made on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries.

       Company and consolidated contributions totaled at June 30, 2002 and 2001, R$732 and R$717, and R$808 and R$728, respectively.

       According to the Foundation's bylaws, the sponsoring companies are jointly liable for the obligations contracted by the Foundation with its participants and dependents.

       Complying with Resolution No.371, at December 31, 2001 the Company recognized adjustment to actuarial liabilities resulting from benefits to which employees will be entitled for length of service. The actuarial study made by independent actuary for base date December 31, 2001 arrived at net actuarial assets of R$51,084 which were recorded by the Company in shareholders' equity.

       On June 30, 2002, there were 29,897 participants (29,147 in March
       2002), of which 26,782 are active participants (26,054 in March
       2002).

                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


20.    ADDITIONAL INFORMATION

       The statements of cash flow and value-added are presented as additional information to the financial statements for the period.

       a)  Statement of cash flow

           The statement of cash flow was prepared by the indirect method based on accounting records in accordance with the instructions in Brazilian Institute of Independent Auditors - IBRACON NPC 20.

                                                                                 COMPANY                        CONSOLIDATED
                                                                        JUN/02            MAR/02           JUN/02         MAR/02

NET INCOME                                                                69,202            27,936           69,202          27,936
ADJUSTMENT TO RECONCILE NET INCOME TO CASH
GENERATED BY OPERATING ACTIVITIES
     Variation in minority interest                                            -                 -             (127)            (32)
     Provisioned interest, net of interest paid                          105,720             9,657           41,387         (21,437)
     Depreciation, amortization and depletion                             49,162            25,718           61,053          30,265
Equity pickup                                                           (107,684)          (46,488)         (46,149)        (15,920)
     Deferred taxes                                                      (22,904)          (13,015)             908           3,600
     Contingencies                                                        12,173             3,752           13,701           3,774
     Permanent asset disposals                                               119              (484)             222          (1,187)
Variation in operating assets and liabilities
     Trade notes receivable                                              (53,871)           44,982          (13,318)         47,661
     Inventories                                                         (62,494)          (21,205)         (80,136)        (13,290)
     Recoverable taxes, prepaid expenses and others                       54,280             2,876          (25,089)         15,690
     Judicial deposits                                                    (9,140)             (174)          (9,175)           (122)
     Trade notes payable                                                  26,149            87,824           60,102          19,011
     Advances from customers                                              (4,030)           (2,226)          (1,707)           (948)
     Taxes payable, salaries payable and others                           (1,980)          (33,377)           4,962         (33,187)
NET CASH GENERATED BY OPERATING ACTIVITIES                                54,702            85,776           75,836          61,814
INVESTMENT ACTIVITIES:
     Funds from sale of permanent assets                                   3,350             1,853            5,378           2,760
     Purchase of permanent assets                                        (39,657)          (13,093)         (45,752)        (14,804)
     Short-term investments                                             (357,060)         (118,411)        (404,637)       (123,281)
     Investment redemption                                               264,894           152,968          334,733         154,846
NET CASH FROM INVESTMENT ACTIVITIES                                     (128,473)           23,317         (110,278)         19,521
LOANS:
     Loans received                                                      480,283           221,896          838,720         470,993
     Loans paid                                                         (312,336)         (270,359)        (718,949)       (502,701)
     Dividends paid                                                      (52,538)          (52,538)         (52,538)        (52,538)
NET CASH FROM LOANS                                                      115,409          (101,001)          67,233         (84,246)


                                                                                 COMPANY                        CONSOLIDATED
                                                                        JUN/02            MAR/02           JUN/02         MAR/02

CASH AT BEGINNING OF PERIOD                                               28,628            28,628           45,930          45,930
CASH AT END OF PERIOD                                                     70,266            36,720           78,721          43,019
INCREASE (DECREASE) IN CASH                                               41,638             8,092           32,791          (2,911)


                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


20.    ADDITIONAL INFORMATION (Continued)

       b)  Statement of value-added

           The statement of value-added presents generation and distribution of revenues presented in the statement of income for the periods. Said statement was basically divided into human resources, capital from third parties, government and shareholders.

           The statement of value-added was prepared based on the template proposed by the Institute for Accounting, Actuarial and Financial Research of the University of Sao Paulo.

                                                                                      CONSOLIDATED
                                                                                    JANUARY TO JUNE
                                                                        2002                                 2001

REVENUES                                                              2,187,020                            1,940,393
- REVENUE FROM OPERATIONS                                             2,001,447                            1,786,735
  o Sale of products, merchandise and services                        2,001,447                            1,786,735
- CAPITAL FROM THIRD PARTIES                                            185,573                              153,658
  o Other operating results                                             (19,557)                              (2,532)
  Financial income                                                      157,819                              139,649
  o Equity pickup                                                        46,149                               12,224
  Other nonoperating results                                              1,162                                4,317
RAW MATERIALS FROM THIRD PARTIES                                       (947,037)                            (793,813)
SERVICES RENDERED BY THIRD PARTIES                                     (417,811)                            (343,424)
VALUE-ADDED TO BE DISTRIBUTED                                           822,172                              803,156
DISTRIBUTION OF VALUE-ADDED                                             822,172                              803,156
- HUMAN RESOURCES                                                       244,440                              227,750
- INTEREST ON THIRD-PARTY CAPITAL                                       249,451                              268,273
- GOVERNMENT                                                            191,962                              137,083
  .ICMS                                                                 137,219                              121,568
   PIS/COFINS                                                            40,128                              (17,467)
   Income and social contribution taxes                                   2,617                               24,376
   CPMF and other                                                        11,998                                8,606
- SHAREHOLDERS (DIVIDENDS)                                                    -                                    -
- RETENTION                                                             136,319                              170,050
  o Depreciation/Amortization/Depletion                                  61,053                               56,250
  Retained eamings                                                       68,996                              112,337
  Others                                                                  6,270                                1,463


                                   SADIA S.A.

                             (In thousands of reais)
                                   (UNAUDITED)


21.    SUBSEQUENT EVENTS

       a)  Merger of the subsidiary Granja Rezende S.A.

       According to the relevant fact published on July 24, 2002, the Board of Directors approved the merger of the subsidiary Granja Rezende S.A. As evidenced by studies, said merger will allow savings in administrative and operating activities with effects of a financial and tax nature. The base date for determining net equity of the company to be merged is July 31, 2002 and the corporate act for formalization and approval shall be the Special General Meeting scheduled for August 30, 2002.

       b) Dividends

       Sadia's Board of Directors, in the meeting held on July 23, 2002, authorized the payment of dividends in the amount of R$ 0.0160 per common share and R$ 0.0176 per preferred share. These dividends will be attributed to shareholders in the form of an advance in connection with results for the year in progress, computing it in the determination of minimum compulsory dividends which comes to be approved by the next Ordinary General Meeting.

                                   SADIA S.A.


BOARD OF DIRECTORS

     Luiz Fernando Furlan                         Chairman
     Romano Ancelmo Fontana Filho                 Member
     AttIlio Fontana Neto                         Member
     Ottoni Romano Fontana Filho                  Member
     Sergio Fontana dos Reis                      Member
     Manse Pereira Fontana Cipriani               Member
     Karlos Heinz Rischbieter                     Member
     Gianni Grisendi                              Member
     Moises Pinsky                                Member
     Alcides Lopes Tapias                         Member
     Vicente Falconi Campos                       Member


OFFICERS

    Walter Fontana Filho                          Chief Executive Officer
    Eduardo Fontana D'Avila                       Industrial Director
    Gilberto Tomazoni                                      Marketing and Sales Director
    Luiz Gonzaga Murat Junior                     Director of Administration and Finance and Relations
                                                  with Investors
    Flavio Riffel Schmidt                         Information Technology Director
    Alfredo Felipe da Luz Sobrinho                Director of Institutional and Legal Relations
    Adilson Serrano Silva                         Human Resources Director
    Antonio Paulo Lazzaretti                      Development of Processes and Products Director
    Artemio Fronza                                Director of Poultry Production Agribusiness
    Flavio Luls Favero                            Director of Production of Industrialized Products
    Guilhermo Henderson Larrobla                  International Sales Director-- Middle East
    Juan Carlos Casas Serra                       Director of Production of Pork
    Roberto Banfi                                 International Sales Director
    Ronaldo Korbag Muller                         Director of Production of Poultry
    Valmor Savoldi                                Supplies Director

    Claudio Lemos Pinheiro                        Jairo Aldir Wurlitzer          Auluz Prestes
    Controller's Department Manager               Accounting Manager             Accountant
                                                  CRC/SC 13.937                  CRC/SP 213.771